SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: March 01, 2005

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On February 21, 2005, Open Joint Stock Company Long Distance and International Telecommunications Rostelecom (the “Company”) announced that Standard & Poor's affirmed its corporate governance score (CGS) on the Company at "CGS-6" on the global scale. A copy of the corresponding press release is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 01, 2005	By: /signed/ Andrey A. Gaiduk Name: Andrey A. Gaiduk Title: Deputy General Director - Finance Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the press release announced that Standard & Poor's affirmed its corporate governance score (CGS) on the Company at "CGS-6" on the global scale.

Exhibit 99

PRESS RELEASE

STANDARD & POOR'S AFFIRMS ROSTELECOM CORPORATE GOVERNANCE SCORE AT "CGS-6"

Moscow - February 21, 2005 - Rostelecom (NYSE: ROS;  RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced that Standard & Poor's affirmed its corporate governance score (CGS) on the Company at "CGS-6" on the global scale. The Russia national scale CGS was also revised to "CGS-6.0".

The overall CGS on Rostelecom is the result of several component scores on global and Russia national scales of 1 (low) to 10 (high). According to the Company's last year results both the global scale score (shown first below) and the Russian national scale one (shown second) on ownership structure and external influence were a bit lowered to 5/5.3 from 5+/5.8. At the same time the scores on shareholder rights and stakeholder relations remained high (7+/7.5 - unchanged), while the scores on transparency, disclosure and audit were raised to 6+/6.9 from 6+/6.8. S&P also raised its scores on the Company's Board structure and effectiveness - to 5+/5.7 from 5/5.5.

Standard & Poor's recognized Rostelecom's transparency - among other things, timely disclosure of IFRS statements, active contribution of the independent directors to the board's processes and procedures as well as the management diligence in upholding shareholders' rights. The Company's improving corporate governance practices in line with the best international standards and requirements was also among those positive aspects appreciated by S&P.

For further details please contact

Rostelecom PR and IR Department
Tel.: +7 095 973 9920
Fax: +7 095 787 2850
E-mail: rostelecom@rostelecom.ru